UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42573

Waton Financial Limited

Suites 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of Initial Public Offering

On April 2, 2025 (the “Closing Date”), Waton Financial Limited (the “Company”) closed its initial public offering (“IPO”) of 4,375,000 ordinary shares, no par value per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283424), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 22, 2024, as amended, and declared effective by the SEC on March 31, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The gross proceeds of the IPO were $17,500,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

On the Closing Date, the Company also closed the sale of an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $2,625,000, before deducting underwriting discounts and offering expenses.

In connection with the IPO, the Company entered into an underwriting agreement, dated March 31, 2025, with CATHAY SECURITIES, INC., as the representative of the underwriters, with Dominari Securities LLC acting as co-underwriter with respect to the IPO. The Company issued a press release on March 31, 2025, announcing the pricing of the IPO, and a press release on April 2, 2025, announcing the closing of the IPO, respectively. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waton Financial Limited

Date: April 2, 2025	By:	/s/ CHU Chun On Franco
	Name:	CHU Chun On Franco
	Title:	Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering